"Exemption no. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

---

Trade subject to notification – reduced hedging of option programmes

Reference is made to previous notices to the Oslo Stock Exchange, concerning Orkla's derivatives position in connection with hedging of the Group's option programmes.

On 12 March 2009 Orkla reduced its hedge position in financial, cash-settled derivatives linked to the Orkla share price, by the equivalent of 300 000 underlying shares, to 600 000 underlying shares. The transaction was effected at a share price of NOK 43.77.

Orkla has a total of 10 277 000 options currently issued in addition to 134 000 synthetic options in the remaining part of the cash bonus programme.

Orkla currently holds 11 917 004 treasury shares.

Orkla ASA
Oslo, 13 March 2009

Contact:
Rune Helland, SVP Investor Relations
Tel.: +47 2254 4411